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                            April 15, 2021

       Dan Adika
       Chief Executive Officer
       WalkMe Ltd.
       1 Walter Moses St.
       Tel Aviv 6789903, Israel

                                                        Re: WalkMe Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001847584

       Dear Mr. Adika:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted March 22, 2021

       Risk Factors
       Our Digital Adoption Platform is at the core of our business..., page 20

   1. We note that your Digital Adoption Platform is at the core of your business and that if demand for this
platform declines, the demand for your other products will also decline.
                                                        Please revise here or
elsewhere to disclose the percentage of you revenue accounted for by subscriptions to or
services related to your Digital Adoption Platform.
 Dan Adika
FirstName   LastNameDan Adika
WalkMe Ltd.
Comapany
April       NameWalkMe Ltd.
       15, 2021
April 215, 2021 Page 2
Page
FirstName LastName
Our Post-IPO Articles designate the federal district court..., page 58

2. We note that you discuss potential enforceability concerns related to your exclusive forum provision. Please revise here to also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 76

3. You state that your customers included 154 of the Fortune 500 and 242 of the Global 2000 as of December 31, 2020. Please provide context regarding these customers by clarifying whether they are customers with ARR greater than $100,000 and/or ARR of $1,000,000.
Customer Acquisition and Expansion, page 77

4. You note that you are focused on acquiring new customers and state that you had approximately 2,000 customers as of December 31, 2020. In order to provide more context to this disclosure, please revise to disclose your actual number of customers as of
         December 31, 2019 and 2020.
Customer Acquisition and Expansion, page 77

5.       To provide context to your disclosure, please address the following:

                Disclose the reasons why this metric provides useful information to investors;

                Discuss how management uses this metric in managing or monitoring the performance of the business; and

                Explain whether, and if so how, cancellations are factored into your ARR calculations. For example, tell us whether the 2016 cohort group excludes customers that cancelled their subscriptions and if so, explain further how this measure represents your ability to retain and expand your customer relationships.

         Refer to Item 5 of Form 20-F and SEC Release No. 33-10751. Key Business and Financial Metrics, page 78

6. We note that you present an ARR by cohort graph, the number of customers with ARR greater than $100,000 and a dollar-based net retention rate that compares ARR from customers in one period to ARR in a prior period. Please tell us whether management uses the ARR metric itself to manage the business and if so, tell us what consideration you have given to including a quantified discussion of ARR for each period presented. Refer to Item 5 of Form 20-F and SEC Release No. 33-10751.
 Dan Adika
FirstName   LastNameDan Adika
WalkMe Ltd.
Comapany
April       NameWalkMe Ltd.
       15, 2021
April 315, 2021 Page 3
Page
FirstName LastName
Non-GAAP Financial Measures, page 80

7. We note your disclosure of Free Cash Flow and Non-GAAP Operating Loss. Revise to
         disclose the comparable GAAP measure with greater prominence. Refer to Item
         10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and
         Disclosure Interpretations.
Business
Key Benefits of Our Digital Adoption Platform, page 102

8. We note that you commissioned a study prepared by Forrester Consulting, which appears to have included a survey of some of your customers. Please further describe this survey, including the number of customers surveyed, how these customers were selected for the survey and the response rate of surveyed customers. Please also file as an exhibit the consent of Forrester Consulting in accordance with Rule 436 of the Securities Act.
         Additionally, please revise your Market and Industry Data section to note that you commissioned this study.
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cash and cash equivalents, page F-10

9. Please provide a breakdown of the specific types and amounts of cash items and securities included in cash and cash equivalents and short term deposits at December 31, 2020.
Note 6. Convertible Preferred Shares, Shareholders' Deficit and Equity Incentive Plan
c. Convertible preferred shares, page F-23

10. Please revise to disclose the specific circumstances related to actual pricing of a Qualified
         Public Offering that would cause the conversion rate of your preferred securities to be adjusted. Please also clearly disclose what constitutes a Qualified Public Offering. Refer to ASC 505-10-50-6.
f. Share option plan, page F-25

11. Please provide us with a breakdown of all share-based compensation awards granted in fiscal 2020 and 2021, including the fair value of the ordinary shares used to value each award. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.
 Dan Adika
FirstName   LastNameDan Adika
WalkMe Ltd.
Comapany
April       NameWalkMe Ltd.
       15, 2021
April 415, 2021 Page 4
Page
FirstName LastName
General

12. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
         5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Tad Freese, Esq.